SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that, pursuant to the provisions of the Comissão de Valores Mobiliários (“CVM”) Instruction 358 of January 3, 2002, as amended, announces to its shareholders and the market in general, based on information provided by Banco Bradesco BBI S.A. (“Bradesco BBI”), the closing of the tender offer, distributed with restricted efforts, related to the first series of the first issue of unsecured non-convertible debentures, with addition personal guarantee, in 2 (two) series, of subsidiary Furnas Centrais Elétricas S.A. (“Furnas”), pursuant to CVM  Instruction 476, of January 16, 2009, as amended (“CVM Instruction 476””) (“Issue” or “Offer”). Bradesco BBI acted as Lead Coordinator of the Issue. The Issue had a personal guarantee provided by the Company.

Were subscribed 450,000 (Four hundred and fifty thousand) debentures, with unit par value of BRL 1,000.00 (one thousand reais) on the issue date, on November 15, 2019 (“Issue Date”), totaling BRL 450,000,000 (four hundred and fifty million reais) on the Issue Date (“First Series Debentures”).

Over the Nominal Unit Value of the First Series Debentures or the balance of the Unit Nominal Value of the First Series Debentures shall be applied interest corresponding to 117.60% (on hundred seventeen whole and sixty hundredths percent) of the cumulative variation of the daily average DI rates – One-day inter-bank deposits, over-group, expressed as a percentage per year, basis 252 (two hundred and fifty two) Business Days, calculated and disclosed daily by B3, in the daily newsletter  available on its website (http://www.b3.com.br) (“DI Rate”), base 252 (two hundred and fifty two) Business Days, calculated in the form of the Issue Writ. The maturity of the First Series Debentures shall be 5 (five) years, and shall therefore expire on November 15, 2024.

Notwithstanding, the Offering will continue its normal course in relation to the second series debentures, totaling BRL 850,000,000 (eight hundred and fifty million), which will be effectively settled in due course by the Company in line with this Market Announcement.

Rio de Janeiro, December 20, 2019

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and projections that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute forward-looking statements and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "may", "estimate", "continue", "anticipate", "intend", "expect" and the like are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of electric energy use by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric power plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and projections refer only to the date they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.